[MULDOON MURPHY & AGUGGIA LLP LETTERHEAD]

November 7, 2007

VIA EDGAR

Mr. Michael Clampitt
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Meridian Interstate Bancorp, Inc.
Registration Statement on Form S-1
Filed September 28, 2007
File No. 333-146373

Dear Mr. Clampitt:

          On behalf of Meridian Interstate Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on September 28, 2007 (the “Registration Statement”).

          The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 24, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses.

Cover Page

Comment No. 1:

          Disclose the latest possible date for ending the offering.

Response to Comment No. 1:

          The requested change has been made. See cover page.

Comment No. 2:

          In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Response to Comment No. 2:

          The map is included in the Amended Registration Statement.

Mr. Michael Clampitt
November 7, 2007

Risk Factors, page 14

Comment No. 3:

          Please revise to add a risk factor disclosing that the bank has experienced declining profits from 2003 through 2006, in addition to declining ROA, ROE, interest rate spreads and margins, and net interest income.

Response to Comment No. 3:

          The requested change has been made. See page 14.

Capitalization, page 27

Comment No. 4:

          You are offering stock with no par value, however, in this table you present your stock as having a par value of $0.0001 per share. Please revise or advise.

Response to Comment No. 4:

          The Capitalization table has been revised to reflect that the stock has no par value. See page 28.

Pro Forma Data, page 30

Comment No. 5:

          Please revise to disclose the interest rate used to calculate the pro forma expense related to the ESOP included in your pro forma disclosures.

Response to Comment No. 5:

          The disclosure has been revised to provide the interest rate on the ESOP loan, however, as also set forth in the revised disclosure, the interest earned by the Company offsets the interest paid on the loan by the Bank. See page 31.

Market Area, page 37

Comment No. 6:

          Please expand your market area information, as necessary, to include all material information on the population characteristics and trends of each of the counties you serve, including aging and per capita income. In particular, quantify your statement regarding “strong population growth trends (excluding Suffolk County).” We note the discussion of the primary market area beginning on page 26 of the appraisal report by Keller & Company, particularly the statement on page 31 that “such growth patterns are projected to decrease from 2006 through 2011.”

Mr. Michael Clampitt
November 7, 2007

Response to Comment No. 6:

          The requested change has been made. See page 38.

Comment No. 7:

          Please disclose how many branches are in each of the three counties discussed.

Response to Comment No. 7:

          The requested change has been made. See page 38.

Lending Activities, page 38

Comment No. 8:

          Please indicate the extent to which you expect to increase the mix of construction and land development lending in your portfolio.

Response to Comment No. 8:

          The requested change has been made. See page 40.

Comment No. 9:

          Please disclose whether East Boston Savings Bank makes Alt-A loans.

Response to Comment No. 9:

          The requested change has been made. See page 39.

Comment No. 10:

          With regard to the loan participations mentioned on page 39, please disclose whether your underwriting practices differ materially from those for loans that you originate, and if so, how.

Response to Comment No. 10:

          The requested change has been made. See page 40.

Subsidiaries, page 44

Comment No. 11:

          Please provide a basis for your statement on page 45 that you believe that Hampshire First Bank’s “market area has potential for economic growth and business development.”

Mr. Michael Clampitt
November 7, 2007

Response to Comment No. 11:

          The Company has deleted the referenced statement. See page 46.

Comment No. 12:

          Revise the last paragraph on page 45 to disclose total assets and equity of Prospect as of 6/30/07.

Response to Comment No. 12:

          The requested change has been made. See page 46.

Critical Accounting Policies, page 47

Comment No. 13:

          Please refer to Item V of Release No. 33-8350 and disclose the following for your critical accounting policy:

•	Discuss why your estimates and assumptions bear the risk of change;

•	Discuss the likelihood of materially different reported results if different estimates or assumptions were used. Provide quantitative information to the extent it is available; and

•	Discuss how accurate these estimates and assumptions have been in the past and whether the estimates and assumptions are reasonably likely to change in the future.

Response to Comment No. 13:

          The requested change has been made. See page 48.

Risk Management, page 60

Analysis and Determination of the Allowance for Loan Losses, page 63

Comment No. 14:

          Your impaired and non-performing assets increased significantly (59% and 163% respectively) in the first half of 2007; however, during that period your allowance for loan losses increased only slightly (4%) and your provision for loan losses was actually significantly lower than in past periods. Please revise to disclose the following:

•	Disclose whether the increases in impaired loans and non-performing assets is due to one or more large loans or many smaller balance loans;

Mr. Michael Clampitt
November 7, 2007

•	Discuss whether you anticipate the increases in impaired loans and non-performing loans to continue;

•	Discuss how you considered the significant increase in impaired loans and non-performing loans in determining your estimate of the allowance for loan losses and the provision for loan losses; and

•

Specifically discuss the levels of collateralization of your non-performing loans, as well as the efforts you have made to ensure the valuations of the collateral are still accurate considering your disclosure regarding the “slowdown in the real estate market in (y)our area.”

Response to Comment No. 14:

          The requested change has been made. See page 65.

Comment No. 15:

          Please revise this section as well as your related disclosure on F-11 to confirm that your allowance for loan losses represents your estimate of the probable losses inherent in the loan portfolio.

Response to Comment No. 15:

          The requested changes have been made. See pages 65 and F-11.

Liquidity Management, page 66

Comment No. 16:

          Revise to briefly discuss current trends with respect to net income, ROA, ROE, interest rate spreads and margins, and net interest income.

Response to Comment No. 16:

          As discussed with SEC Staff, the requested revision has been made to the Overview of the MD&A. See page 47.

Compensation Discussion and Analysis, page 71

Comment No. 17:

          Please include this section under the heading of Executive Compensation.

Response to Comment No. 17:

          The requested change has been made. See page 73.

Mr. Michael Clampitt
November 7, 2007

Comment No. 18:

          We note you have set forth your compensation philosophy; please describe how you believe the various elements of compensation you use address each of these objectives.

Response to Comment No. 18:

          The requested change has been made. See page 73.

Comment No. 19:

          In addition, in accordance with Item 402(b)(1)(v), please disclose how you determine the amount (and where applicable, the formula) for each element to pay.

Response to Comment No. 19:

          The requested change has been made. See page 74.

Comment No. 20:

          You state that there are various objectives or benchmarks against which individual performance is measured, but you provide very little detail as to the nature of these objectives and benchmarks. Please revise to describe more specifically the criteria, objectives, and benchmarks used for making compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Refer to Item 402(b)(2)(v) of Regulation S-K.

Response to Comment No. 20:

          The requested change has been made. See page 74.

Comment No. 21:

          You note here and elsewhere in this section that salaries and overall compensation are based to a considerable extent on information regarding peer institutions. Please revise to identify the members of the peer group used in this process, and discuss how such information is used, including whether the company benchmarks individual compensation amounts or total compensation amounts based upon the peer group’s practices. If the company attempts to target total compensation or any element of compensation to have a specific relationship to amounts paid by the peer group, please disclose such relationship. Also, discuss the amounts ultimately paid in those elements of compensation compared to the targeted relationship to amounts that the peer group paid their executives. To the extent that actual compensation was different from the targeted relationship, please provide an analysis as to the reasons for the divergence from the target compensation amounts.

Response to Comment No. 21:

          The requested change has been made. See page 74.

Mr. Michael Clampitt
November 7, 2007

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans held for sale, page F-10

Comment No. 22:

          Please revise to disclose your accounting policy for recognizing the direct origination fees and costs associated with your loans held for sale. Specifically confirm, if true, that these fees are included in your determination of the recognized gain on the sale of these loans. Tell us the nature of the amounts presented in your income statement line item “Loan fees.”

Response to Comment No. 22:

          The requested changes have been made. See page F-10. In addition, the items included in loan fees on the income statement include items such as; fees earned from brokering reverse mortgage loans for a third-party lender, fees earned to service loans for others, as well as credit enhancement fees on loans sold to the Federal Home Loan Bank.

Recent Accounting Pronouncements, page F-16

Comment No. 23:

          Please revise to clarify the date of your adoption of SFAS 156.

Response to Comment No. 23:

          The requested change has been made. See page F-16.

Note 3. Securities Available for Sale, page F-18

Comment No. 24:

          Please revise to address the following regarding the policies you described here for how you determine when an other-than-temporary impairment has occurred:

•

Revise to specifically disclose how you considered whether the any increase in spread differential between the effective rates on instruments in the portfolio compared to the risk-free rates were an indication of a change in credit quality. Discuss the extent to which you evaluated such differential changes as part of your other-than-temporary impairment analysis.

•

Revise your assertions of your intent and ability to hold underwater debt securities at the top of page F-22 to clearly describe whether you have the intent and ability to hold such securities to the later of recovery or maturity.

Mr. Michael Clampitt
November 7, 2007

•

If true, specifically confirm in your disclosure that, in determining that a decline in value on a debt security is temporary, you expect to collect the full amount of principle and interest payments in the contractual period.

•	Tell us what you define as the foreseeable future in terms of recovery on debt securities.

•

Revise your assertions regarding your intent and ability to hold underwater debt securities to recover, to disclose more clearly how you are able to make such an assertion, considering your sales of underwater securities during each of the periods presented.

•

For your equity securities that have been in an underwater position for greater than twelve months, revise to briefly describe the entity-specific evidence you obtained that clearly supports such a recovery in value within the foreseeable future. Disclose how you define foreseeable future in these circumstances.

•

Considering the above disclosure that one of your alternatives to recording an other-than-temporary impairment is to sell the underwater security, please tell us in detail and revise your disclosure to explain why this does not contradict and negate your assertion that you have the intent and ability to hold underwater equity securities to recovery. Please revise accordingly.

Response to Comment No. 24 (bullet point #1):

          The Company’s assessment of credit risk within its bond portfolio for issuers, other than the federal government, is based primarily on ratings by bond rating agencies and industry analysts’ reports. The Company mitigates credit risk by maintaining an investment policy that allows for investment in debt securities with a rating of “A” or better, except that investments in corporate bonds with a rating of “A-” or better may be made if the final maturity of the bond is five years or less or a put option exists to effectively allow for a five-year maturity. Management recognizes that changes in spread differential between rates on investments and risk-free rates may be an indication of a change in credit quality, and can also be an indication of market forces, and demand and supply. Accordingly, given the nature of the Company’s debt portfolio, spread differential analysis is not a formal process used by the Company to assess credit risk. At June 30, 2007, December 31, 2006 and December 31, 2005, gross unrealized losses on the Company’s debt securities as a percentage of the related amortized cost of such securities aggregated approximately 1%, 1% and 2%, respectively. Accordingly, management respectfully believes that the disclosure in Note 3 to the consolidated financial statements is the relevant disclosure as to how the Company evaluates credit risk within its bond portfolio.

Response to Comment No. 24 (bullet points #2, 4 and 5):

          The Company follows FAS No. 115 and its interpretations when evaluating impairment of the Company’s investment portfolio. FAS 115, paragraph 16, indicates that for individual securities classified as available for sale, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. All of the Company’s debt securities are classified as available for sale. Paragraph 16 of FAS 115 indicates if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary impairment shall be considered to have occurred. As of June 30, 2007, December 31, 2006 and December 31, 2005, there were no debt securities in the Company’s portfolio for which management believed it was probable that the Company would be unable to collect all amounts due according to the contract.

Mr. Michael Clampitt
November 7, 2007

          Regarding sales of securities, FSP 115-1 indicates that when an investor has decided to sell an impaired available-for-sale security and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale, the security shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made. Further, according to paragraph 47 of the FASB Staff Implementation Guidance for FAS 115, regarding whether an enterprise should recognize other-than-temporary impairment when it decides to sell a specific available-for-sale debt security at a loss shortly after the balance sheet date, an entity should recognize the impairment if the enterprise does not expect the fair value of the security to recover prior to the expected time of sale, and in that case, the write-down for other-than-temporary impairment would be recognized in earnings in the period in which the decision to sell is made, not the period in which the sale occurs. The Company’s Investment Committee meets on a periodic basis and determines whether securities will be sold, and such sales are generally executed at the time the decision to sell is made. To the extent that securities sales have not been executed and no impairment write-down has been recognized the Company evaluates any unrealized loss as an uncorrected misstatement.

          As a result of the foregoing, management has asserted in Note 3 that the Company has the intent and ability to hold debt securities for the foreseeable future to indicate that no debt securities have been approved for sale as of the balance sheet date. Management recognizes that a pattern of selling impaired securities prior to recovery in fair value may call into question prior assertions regarding intent and ability to hold, yet also recognizes that periodically management’s intent may change as they manage the available-for sale portfolio as part of its overall asset-liability management.

          Management believes that the periodic sales of underwater debt securities, as detailed in Exhibit A, are consistent with prudent management of an available-for-sale investment portfolio, and do not call into question management’s asserted intent to hold impaired securities as of each financial reporting date. Management also believes that the limited number of sales transactions identified in the Schedule is consistent with management’s periodic re-evaluation of the portfolio for prudent asset management purposes, and does not reflect a consistent pattern of haphazard sales. Sales are precipitated when management’s intent changes with regard to the structure of the investment portfolio, and have resulted in individual losses ranging from .30% to 4.32% of amortized cost during the period January 1, 2005 to June 30, 2007. Further, bond sales in the third quarter of 2007 depicted in the accompanying Exhibit relate principally to securities being impacted by the sub-prime credit issues accelerating in 2007.

Response to Comment No. 24 (bullet point #3):

          The disclosure has been revised accordingly.

Response to Comment No. 24 (bullet points #6 and 7):

          As of June 30, 2007, gross unrealized losses on equity securities that have been sustained for more than twelve months aggregate only $15,000 and relate to two securities with declines of 2.37% and 1.0% from cost. Based on the insignificant amount of these losses, management did not consider it necessary to evaluate entity-specific evidence for these two securities.

Mr. Michael Clampitt
November 7, 2007

          Management did not include the foreseeable future in the Company’s disclosure related to unrealized losses on equity securities. Footnote 4 to Statement 115 refers to SEC Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities, for a discussion of considerations applicable to a determination as to whether a decline in market value below cost, at a particular point in time, is other than temporary. As disclosed in Note 3 to the Company’s consolidated financial statements, management’s considerations are consistent with SAB 59. Further, management has disclosed in Note 3 (see additional clarifying language in this amendment) that unrealized losses on marketable equity securities that are in excess of 25% of cost, and that have been sustained for more than twelve months, are generally considered to be other-than-temporary impairment losses and either charged to earnings or realized through sale of the security. At each balance sheet date, management has concluded that it has no current intention of disposing of equity securities with unrealized losses. However, management’s intent may change in the future if management concludes that it is in the best interests of the Company to sell the security. These decisions are generally made if the security ultimately meets the Company’s other-than-temporary impairment criteria noted above, which management believes is a pro-active method of evaluating impairment and recognizing impairment in a timely manner. The attached Exhibit supports a pro-active approach to impairment recognition, by identifying the unrealized gain or loss at the beginning of the Company’s respective fiscal year. With few exceptions, the equity securities sold had depreciated, or depreciated further, during the current period.

Note 5. Servicing, page F-24

Comment No. 25:

          Please revise to disclose the specific circumstances under which you may be required to perform under the recourse provision, as well as the nature of such performance (repurchase of loans or payment of cash). Tell the amount of loans repurchased and/or losses incurred under these recourse obligations. If amounts paid during your reported periods are significant, please revise to disclose a rollforward of the contingent liability associated with your recourse obligations.

Response to Comment No. 25:

          The requested change has been made. See page F-25.

Exhibits and Financial Statement Schedules

Comment No. 26:

          We note that Exhibits 5.1 and 8.1 as currently filed are forms of opinion and are listed as such on the list of exhibits. We remind you that signed and dated opinions must be filed before the registration statement can be made effective.

Response to Comment No. 26:

          Final opinions have been filed. See Exhibits 5.1 and 8.1.

Mr. Michael Clampitt
November 7, 2007

Exhibit 8.1

Comment No. 27:

          We note the statements that the opinion “is given solely for the benefit of the Company and Eligible Account Holders….” Reliance on an opinion can be limited with regard to purpose, but not person. Please obtain a revised opinion that deletes this language.

Response to Comment No. 27:

          The requested change has been made. See Exhibit 8.1.

* * * * *

          Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 686-4921.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

cc:	Gregory Dundas, SEC
Kevin Vaughn, SEC
Rebekah Moore, SEC
Richard J. Gavegnano, Meridian Interstate Bancorp, Inc.
Robert F. Verdonck, Meridian Interstate Bancorp, Inc.
Lawrence M.F. Spaccasi, Esq.

Meridian Interstate Bancorp	Exhibit A

	Bond losses	Equity losses	Total Losses

Q1 2004	0	(129,453)	(129,453)
Q2 2004	0	0	0
Q3 2004	0	0	0
Q4 2004	0	(1,185,840)	(1,185,840)

	0	(1,315,294)	(1,315,294)

Q1 2005	(191,869)	(37,248)	(229,117)
Q2 2005	0	0	0
Q3 2005	(462,363)	0	(462,363)
Q4 2005	0	(142,163)	(142,163)

	(654,232)	(179,411)	(833,643)

Q1 2006	0	(206,768)	(206,768)
Q2 2006	0	(4)	(4)
Q3 2006	0	(647,686)	(647,686)
Q4 2006	(250,194)	(182,290)	(432,483)

	(250,194)	(1,036,748)	(1,286,941)

Q1 2007	(447,472)	0	(447,472)
Q2 2007	0	0	0
Q3 2007	(872,703)	0	(872,703)

	(1,320,175)	0	(1,320,175)

Meridian Interstate Bancorp	Exhibit A
Realized Losses
2004

Sale date	Shares	Type	Description	Proceeds	Book Value	Realized Loss	Gain/Loss as % of Book Value	Book December 2003	Market December 2003	Gain (loss) December 2003	Gain/Loss as % of Book December 2003

03/02/04	10,229	Equity	COMCAST CORP	312,260	391,569	(83,997)	-21.45%	391,569	335,409	(56,160)	-14.34%

02/27/04	111,271.706 SHS	Mutual Fund	ACCESS CAPITAL FUNDS	1,104,928	1,143,234	(38,306)	-3.35%	1,143,234	1,099,364	(43,869)	-3.84%
03/03/04	725,695.40 SHS	Mutual Fund	VANGUARD FUND	769,092	776,243	(7,151)	-0.92%	776,246	758,642	(17,604)	-2.27%
						(129,453)

11/16/04	14,832	Equity	MERCK & CO	392,306	743,720	(352,165)	-47.35%	680,039	685,238	5,200	0.76%
11/16/04	20,914	Equity	BRISTOL-MYERS SQUIBB	505,993	668,512	(163,576)	-24.47%	550,530	598,140	47,611	8.65%
11/16/04	10,334	Equity	ELI LILLY & CO	574,970	743,263	(168,823)	-22.71%	743,263	726,790	(16,473)	-2.22%
11/16/04	19,734	Equity	PFIZER, INC.	544,607	706,993	(163,386)	-23.11%	551,938	697,202	145,265	26.32%
11/16/04	24,915	Equity	SCHERING-PLOUGH	461,555	555,795	(95,496)	-17.18%	445,573	433,272	(12,301)	-2.76%
11/16/04	12,350	Equity	COCA-COLA CO.	508,419	750,184	(242,395)	-32.31%	750,184	626,763	(123,421)	-16.45%
						(1,185,840)

			Total YTD 2004			(1,315,294)

Meridian Interstate Bancorp	Exhibit A
Realized Losses
2005

Sale date	Shares /Par	Type	Description	Proceeds	Book Value	Realized Loss	Gain/Loss as % of Book Value	Book Dec 2004	Market Dec 2004	Book Gain (loss) Dec 2004	Gain/Loss as % of Book Dec 2004

01/28/05	4000M	Bond	LEHMAN BROTHERS 4 % due 1/22/08 Yld 3.21%	4,013,360	4,058,859	(45,499)	-1.12%	4,027,600	3,996,341	(31,259)	-0.77%
01/28/05	3000M	Bond	COMPUTER SCIENCES 3.5% due 4/15/08 yld 2.60	2,961,720	3,052,952	(91,232)	-2.99%	2,974,500	2,896,048	(78,452)	-2.57%
01/28/05	4000M	Bond	BRISTOL MYERS SQUIBB 4.75% due 10/1/06 yld 2.34	4,075,240	4,107,522	(32,282)	-0.79%	4,090,000	4,072,478	(17,522)	-0.43%
01/28/05	4000M	Bond	NATIOINAL CITY CORP 3.125% due 4/30/09 yld 3.91%	3,842,880	3,865,735	(22,855)	-0.59%	3,842,800	3,819,865	(22,935)	-0.59%

03/18/05	10,064	Equity	AMERICAN INTERNATIONAL	623,968	661,216	(37,248)	-5.63%	660,903	616,510	(313)	-0.05%
						(229,117)

08/29/05	2000M	Bond	GE CAPITAL CORP 5% due 6/15/07 yld 3.40%	1,997,520	2,050,345	(52,825)	-2.58%	2,031,600	2,012,855	(18,745)	-0.91%
08/29/05	1000M	Bond	HEWLETT PACKARD 3.625% due 3/15/08 yld 3.56%	981,360	1,001,319	(19,959)	-1.99%	995,100	989,881	(6,219)	-0.62%
08/29/05	2000M	Bond	AMERICAN EXPRESS 3% due 5/16/08 yld 2.65%	1,931,000	2,011,513	(80,513)	-4.00%	1,953,200	1,894,887	(58,313)	-2.90%
08/29/05	3725M	Bond	PRAXAIR, INC. 2.75% due 6/15/08 yld 2.33%	3,558,306	3,673,069	(114,762)	-3.12%	3,595,370	3,517,671	(77,699)	-2.12%
08/29/05	3000M	Bond	BOEING CAPITAL 4.75% due 8/25/08 yld 3.17%	3,024,240	3,111,403	(87,163)	-2.80%	3,102,900	3,094,397	(8,503)	-0.27%
08/29/05	1225M	Bond	CHEVRONTEXACO 3.375% due 2/15/08 yld 3.23%	1,199,006	1,237,002	(37,997)	-3.07%	1,219,365	1,201,728	(17,637)	-1.43%
08/29/05	2000M	Bond	CATERPILLAR FINANCE 3.45% due 1/15/09 yld 3.34%	1,937,000	2,006,143	(69,143)	-3.45%	1,966,800	1,927,457	(39,343)	-1.96%
						(462,363)

11/29/05	3,558	Equity	SARA LEE CORP	64,563	105,381	(41,070)	-38.97%	105,381	85,890	(19,491)	-22.69%
11/29/05	4,346	Equity	VERIZON COMMUNICATIONS	138,907	239,690	(101,093)	-42.18%	239,690	176,056	(63,634)	-36.14%
						(142,163)

						(833,643)

Bond Purchases (Re-Investment)

December 15, 2005			FNMA due 3/15/06 yield 4.23%
December 19, 2005			Freddie Mac due 4/15/06 4.28%

August Proceed reinvested in overnight Federal Funds @ 3.25% and continued loan demand

Weighted Average Yield January 2005 sales: 3.61%
Weighted Average Yield August 2005 sales: 2.54%
Weighted Average Yield December purchases: 4.26%

Meridian Interstate Bancorp Realized Losses 2006											Exhibit A

												Gain/Loss as % of Book
Sale date	Shares /par	Type	Description	Proceeds	Book Value	Realized Loss	Gain / Loss as % of Book Value		Book Dec 2005	Market Dec 2005	Gain (loss) Dec 2005	Dec 2005

02/28/06	9,986	Equity	FIFTH THIRD BANCORP	395,529	479,688	(84,158.21)	-17.54%		479,176	376,672	(102,504)	-27.21%
02/28/06	30,040	Equity	SARA LEE CORP	537,728	660,338	(122,609.55)	-18.57%		658,819	567,756	(91,063)	-16.04%
						(206,767.76)

05/08/06	.50	Equity	WRIGLEY'S - CLASS B	23	26	(3.74)	-14.23%		33		7
						(3.74)

07/25/06	8,004	Equity	IBM CORPORATION	604,622	752,721	(148,098.84)	-19.68%		657,929	752,302	94,373	12.54%
07/25/06	14,245	Equity	APPLEBEE'S INTERNATIONAL	256,376	345,320	(88,944.39)	-25.76%		321,795	344,600	22,805	6.62%
07/25/06	15,616	Equity	VERIZON	502,367	605,822	(103,455.27)	-17.08%		470,354	605,026	134,672	22.26%
07/25/06	19,337	Equity	BED, BATH & BEYOND	644,682	736,175	(91,492.59)	-12.43%		729,392	735,188	5,797	0.79%
07/25/06	30,693	Equity	INTEL CORPORATION	536,207	751,902	(215,695.38)	-28.69%		766,097	750,351	(15,746)	-2.10%
						(647,686.47)

12/15/06	1010M	bond	HARTFORD LIFE 7.1% due 6/15/07 yld 5.66	1,020,097	1,023,206	$(3,108.83)	-0.30	% called	1,040,613	1,023,206	(17,407)	-1.70%
12/28/06	1000M	bond	DIAGEO CAPITAL 3.125% due 3/20/2008	977,690	1,008,153	(30,462.77)	-3.02%		965,690	1,008,153	42,463	4.21%
12/28/06	1000M	bond	HUNTINGTON NATIONAL BANK 3.125% due 5/15/08 yld 2.51	972,010	1,004,283	(32,272.54)	-3.21%		960,620	1,004,283	43,663	4.35%
12/28/06	1000M	bond	CIT GROUP HOLDINGS 3.45% due 3/15/09 yld 3.45	957,120	1,000,000	(42,880.00)	-4.29%		939,866	1,000,000	60,134	6.01%
12/28/06	2000M	bond	HONEYWELL 7.125 due 4/15/08 yld 5.51	2,046,460	2,080,861	(34,400.90)	-1.65%		2,102,780	2,080,861	(21,919)	-1.05%
12/28/06	3000M	bond	BANK OF NEW YORK 3.625% due 1/15/09 yld 3.26	2,938,710	3,043,243	(104,533.28)	-3.43%		2,894,970	3,043,243	148,273	4.87%

12/27/06	2,219	Equity	HERSHEY FOODS	110,846	120,070	(9,224.64)	-7.68%		122,600	119,812	(2,788)	-2.33%
12/27/06	8,666	Equity	WAL-MART STORES	396,107	419,812	(23,705.19)	-5.65%		405,569	419,194	13,625	3.25%
12/27/06	8,700	Equity	SALLY BEAUTY HOLDINGS	67,425	111,354	(43,928.81)	-39.45%
12/27/06	9,442	Equity	ALBERTO-CULVER	203,797	309,228	(105,430.93)	-34.09%		431,972	308,561	(123,411)	-40.00%
						$(429,947.89)

						$(1,284,405.86)

						(2,535.37)

						$(1,286,941.23)

Re-investment transactions

12/28/06	750000		Alabama Power due 11/15/2007 @ 5.2748 yield
12/28/06	750000		Diageo Capital due 11/19/2007 @5.2758 yield
12/28/06	2000000		Keyspan Gas due 1/15/2008 @5.20 yield
12/28/06	2000000		Dupont due 11/15/2007 @5.2605 yield
12/28/06	2500000		Consolidated Edison due 2/01/2008 @5.24 yield
12/28/06	5000000		United Technologies due 3/01/2011 @5.0856 yield

Meridian Interstate Bancorp	Exhibit A
Realized Losses
2007

Sale date	Shares /Par	Type	Description	Proceeds	Book Value	Realized Loss	Gain / loss as % of Book Value	Book December 2006	Market December 2006	Gain (loss)	Gain/Loss as % of Book

02/14/07	1000M	Bond	TENN VALLEY AUTHORITY 3.2% due 3/15/2009 yld 4.99	956,800	1,000,000	(43,200)	-4.32%	1,000,000	959740	(40,260)	-4.03%
02/15/07	2360M	Bond	BANKERS TRUST 6% due 10/15/08 yld 4.50	2,368,260	2,431,517	(63,257)	-2.60%	2,431,517	2385157.6	(46,359)	-1.91%
02/15/07	3000M	Bond	ASSOCIATES CORP 6.25% due 11/01/2008 yld 4.22	3,043,620	3,122,168	(78,548)	-2.52%	3,122,168	3045990	(76,178)	-2.44%
02/15/07	3000M	Bond	PRICOA GLOBAL 3.9% due 12/15/08 yld 3.62	2,922,270	3,016,975	(94,705)	-3.14%	3,016,975	2915400	(101,575)	-3.37%
02/16/07	2000M	Bond	US BANK NA NOTES 3.40% due 3/01/09 yld 3.33	1,926,860	2,001,497	(74,637)	-3.73%	2,001,497	1928180	(73,317)	-3.66%
02/16/07	2775M	Bond	JACKSON NATIONAL LIFE 3.50% due 1/22/09 yld 3.62%	2,678,430	2,771,556	(93,126)	-3.36%	2,771,556	2683314	(88,242)	-3.18%
						(447,472)

07/06/07	1000M	Bond	BEAR STEARNS	969,810	980,860	(11,050)	-1.13%	980,860	978640	-2220	-0.23%
07/06/07	4000M	Bond	BEAR STEARNS	3,847,680	3,887,429	(39,749)	-1.02%	3,887,429	3837400	-50029	-1.29%
08/20/07	1000M	Bond	LEHMAN BROTHERS 4% due 1/22/08 yld 3.93%	991,328	1,000,672	(9,344)	-0.93%	1,000,672	986220	-14452	-1.44%
08/20/07	1000M	Bond	HOUSEHOLD FINANCE 3.95% DUE 8/15/08 yld 3.95%	978,320	1,000,000	(21,680)	-2.17%	1,000,000	974340	-25660	-2.57%
08/20/07	1000M	Bond	MBIA GLOBAL FUNDING 4.375% DUE 3/15/10 yld 4.32%	935,040	1,001,650	(66,610)	-6.65%	1,001,650	980320	-21330	-2.13%
08/20/07	1000M	Bond	COUNTRYWIDE FINANCIAL 5.5% DUE 5/15/09 yld 5.5%	893,490	1,000,000	(106,510)	-10.65%	1,000,000	1001310	1310	0.13%
08/20/07	1000M	Bond	COUNTRYWIDE FINANCIAL 5% DUE 12/15/09 yld 5.5%	850,940	1,000,000	(149,060)	-14.91%	1,000,000	989890	-10110	-1.01%
08/20/07	1500M	Bond	LEHMAN BROTHERS 7% DUE 2/1/08 yld 6.25%	1,504,395	1,511,294	(6,899)	-0.46%	1,511,294	1525350	14056	0.93%
08/20/07	2500M	Bond	LEHMAN BROTHERS 4.5% DUE 7/26/10 yld 5.45%	2,368,750	2,476,375	(107,625)	-4.35%	2,476,375	2436725	-39650	-1.60%
08/20/07	3000M	Bond	COUNTRYWIDE FINANCIAL 4.25% due 12/19/07 yld 4.07%	2,911,500	3,005,476	(93,976)	-3.13%	3,005,476	2968050	-37426	-1.25%
08/20/07	3000M	Bond	WASHINGTON MUTUAL 6.875% due 6/15/11 yld 5.25%	2,982,570	3,165,956	(183,386)	-5.79%		Purchased 4/11/07
08/21/07	2000M	Bond	WASHINGTON MUTUAL 4.20% due 1/15/2010 yld 5.51%	1,865,000	1,941,813	(76,813)	-3.96%		Purchased 6/25/07
						(872,703)

						(1,320,175)
						YTD thru 9/30/07

Re-investment transactions

2/20/2007	1000m		CIT Group due 2/13/2012 @5.2987 yld
2/20/2007	4500m		Home Depot due 8/15/2010 @ 5.2218 yld
2/20/2007	1000m		Morgan Stanley due 1/9/2012 @5.2208 yld
2/20/2007	4000m		National City Bank due 12/15/2011 @5.2390 yld
2/20/2007	2000m		SBC Communications due 3/15/2011 @5.2082 yld
2/20/2007	3000m		SBC Communications due 3/15/2011 @5.2431 yld
2/20/2007	1000m		Caterpillar Finance due 10/12/2011 @5.1979 yld

Weighted Average Yield on February sales: 3.95%
Weighted Average Yield on february purchases: 5.23%